February 4, 2019

Canadian Securities Exchange
220 Bay Street, 9th Floor
Toronto, Ontario M5J 2W4

Dear Sirs/Mesdames:

Re:	C21 Investments Inc. (the “Company”)
Receipt of Proceeds – Private Placement of Convertible Debentures

Pursuant to CSE Policy 6 Distributions and in connection with the private placement (the “Offering”) described in CSE Form 9 dated February 1, 2019, the Company confirms that it has received gross proceeds in the amount of $9,825,000 raised under the Offering.

C21 INVESTMENTS INC.

“Michael Kidd”

Per:
Michael Kidd
Chief Financial Officer

C 2 1   I N V E S T M E N T S
595 Howe Street, Suite 303
Vancouver BC, Canada V6C 2T5
Phone: (604) 336-8613 / Email: info@cxxi.ca